Eisai Co., Ltd. 6-10, Koishikawa 4 chome Bunkyo-ku, Tokyo 112-8088 JAPAN
Telephone : (03) 3817- Fax : (03) 3811-

[redacted]

02049529

Aug 20, 2002

Securities and Exchange Commission
Office of International Corporate Financ
Room 3117(Mail Stop 3-9)
450 Fifth Street, N.W.
Washington D.C. 20549

02 AUG 23 AM 9:58

SUPPL

PROCESSED
SEP 0 6 2002
THOMSON
FINANCIAL

EISAI CO., LTD. (File No. 82-4015)

Dear Sir/Madam:

Enclosed please find materials submitted pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

In order to comfirm receipt of the enclosed materials, would you kindly stamp the attached copy of this letter and return it in the enclosed pre-addressed, postage-paid envelope.

Thank you for your attention to this matter.

Very truly yours,

Hirokazu Kanai

Hirokazu Kanai
Manager, Finance Group,
Finance & Accounting Division
Eisai Co., Ltd.

dlw 9/4

#000010-10 ZAB 200 U

For Immediate Release(Translation)

August 20, 2002

NOTICE

Listed Stock Name:	Eisai Co., Ltd.
Head Office Location:	4-6-10 Koishikawa Bunkyo-ku, Tokyo
President and CEO:	Mr. Haruo Naito
Securities Code:	4523
Listed Locations:	First Sections of the Tokyo Stock Exchange & the Osaka Securities Exchange
Inquiries:	Mr. Nobuo Deguchi Corporate Officer (Vice President) Public Relations & Legal Affairs Phone 81-3-3817-5190

Notice Concerning Acquisition of the Company's Own Shares in the Market (Based on Japanese Commercial Law 210 Concerning Share Acquisition)

Eisai Co., Ltd. announces the acquisition of its own shares in the market in accordance with Japanese Commercial Law 210. Details are noted below.

1. Term of acquisition	From August 1 to August 19, 2002
2. Total number of shares acquired	3 million shares
3. Total amount of acquisition	¥9,225,305,500
4. Method of acquisition	Market buying at the Tokyo Stock Exchange

(Reference)

1. Authorization of the acquisition of the Company's shares at the General Shareholders' Meeting held on June 27, 2002.

(1) Share type acquisition	Common stock of Eisai Co., Ltd.
(2) Total number of shares to be acquired	10 million shares (Maximum)
(3) Total value of shares to be acquired	¥30 billion (Maximum)

2. Total number of shares acquired on or after the date of the General Shareholders' Meeting held on June 27, 2002.

(1) Total number of shares acquired	3 million shares
(2) Total amount of acquisition	¥9,225,305,500

Note: This non-official English translation is for reference use only.